

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Leonard Vrondissis
Chief Financial Officer
Gener8 Maritime, Inc.
299 Park Avenue
New York, New York 10171

Re: Gener8 Maritime, Inc.
Registration Statement on Form S-3
Filed January 10, 2017
File No. 333-215505

Dear Mr. Vrondissis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Thomas E. Molner, Esq.
       Kramer Levin Naftalis & Frankel LLP